
Mail Stop 4631

July 16, 2009

Jianhua Sun
Chief Financial Officer
Eastern Environment Solutions, Corp.
Harbin Dongadazhi Street 165
Harbin, P.R. China 150001

> **Re: Eastern Environment Solutions, Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 0-31193**

Dear Mr. Sun:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 7. Management's Discussion and Analysis, page 14
Liquidity and Capital Resources, page 15

1. Please tell us and disclose in future filings your plans regarding the outstanding loan payable that matures on November 15, 2009. If you intend to repay the loan upon maturity, please tell us how you expect to fund the repayment. Also, please revise future filings to address the potential risks and consequences of your inability to repay or refinance this obligation.

2.   Please tell us and disclose in future filings whether your loan payable includes
        financial covenants, and if so, please quantify required and actual ratios/amounts
        in order to demonstrate your compliance with such covenants at each balance
        sheet date. Also, please address the potential risks and consequences of not
        complying with such covenants.

Critical Accounting Policies and Estimates, page 16

3.   It is not clear to us how you determined that you have no critical accounting
        policies or estimates. Please advise or revise future filings as appropriate.

Item 8. Financial Statements and Supplemental Data, page 16
Consolidated Statements of Income and Other Comprehensive Income, page 20

4.   Please revise future filings to provide the disclosures required by paragraph 47 of
        SFAS 144.

Note 2. Summary of Significant Accounting Policies, page 25
Accounts Receivable, page 26

5.   We note the increase in the accounts receivable balance from 2007 to 2008
        represents approximately 94% of 2008 revenue and the increase in the three
        months ended March 31, 2009 represents approximately 99% of revenue for the
        interim period. Please tell us and revise future filing to disclose the collection
        terms of customer receivables. Please help us understand and revise future filings
        to clarify how you determined that these amounts are recoverable at each balance
        sheet date and that collection is reasonable assured.

Advance to Suppliers, page 26

6.   Please tell us and revise future filings to clarify:
        •   The amount of advances related to goods and services and the amount of
            advances related to property and equipment and construction in progress;
        •   The timeframe when you expect the advances to be utilized or transferred
            to property and equipment; and
        •   Your basis for determining the appropriate classification of the cash flows
            related to these advances based on the provisions of SFAS 95.

Revenue Recognition, page 26

7.   Please tell us and revise future filings to clarify the material terms of the Build-
        Operate-Transfer agreement. Please help us understand and revise future filings
        to clarify your accounting for this agreement, including your basis for your
        accounting and any consideration of EITF 01-8. Please separately address your

revenue recognition policy for each source of revenue, including the base fee during the suspension period and consulting revenues, as applicable.

8.   Please help us understand and revise future filings to clarify the current status of the contract with HMUAB, including when you expect the contract to resume and when you expect amounts receivable to be paid. Please explain to us what, if any, contact or negotiations have occurred or are expected to occur during the suspension.

Note 3. Property and Equipment, Net, page 32

9.   Please tell us and revise future filings to disclose:
- The specific nature of the costs capitalized as landfill, including how you account for such costs;
- When and how landfill costs are amortized;
- The utilization of the landfill disposal capacity and, if applicable, future obligations relating to capping, closure, and any other post-closure obligations;
- The amount of construction in progress related to the new operating site and the amount related to equipment;
- The specific nature of the additional activities required to complete the construction in progress;
- The timeframe when you expect each such activity to be completed and when you expect the construction in progress to be transferred to property and equipment; and
- When and how you intend to amortize/depreciate the costs included in construction in progress upon their transfer.

Note 5. Other Receivables, page 33

10.   Please tell us and revise future filings to clarify:
- The specific nature of other receivables, including why you provided the loans and why you significantly increased the amount of such loans during the period March 31, 2009;
- Additional information related to the entity that received the loan, including the nature of any affiliation or relationship; and
- Your basis for determining the appropriate classification of the cash flows related to other receivables based on the provisions of SFAS 95.

Note 9. Income Taxes, page 34

11.   Please disclose in future filings the aggregate dollar and per share effects of the tax holiday and tax abatement in accordance with SAB Topic 11C.

Item 9A. Controls and Procedures, page 38

12.   Given the pervasive nature of the two material weaknesses identified in your
        management's report on internal control over financial reporting, please explain
        to us how you concluded that there were no material weaknesses in the
        Company's control environment, risk assessment, or monitoring components of
        the COSO framework used to conduct your evaluation.

13.   Please explain to us how you arrived at the conclusion that your disclosure
        controls and procedures were effective given the material weaknesses in your
        internal controls over financial reporting.

Exhibit 31

14.   Please revise your Section 302 certifications in future filings to conform the
        wording to Item 601(31) of Regulation S-K. In this regard, please be advised that
        Regulation S-B is no longer applicable for smaller reporting companies. In
        addition, please correct the reference to the definition of disclosure controls and
        procedures in paragraph 4.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

15.   To the extent applicable, all comments related to your Form 10-K should also be
        complied with in future quarterly filings.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in
        the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or me at (202) 551-3355 if you have questions regarding our comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief